Mail Stop 3561

April 15, 2010

Ljubisa Vujovic, President
Toron, Inc.
1207 Royal Road
Toronto, ON
Canada M9a 4B5

>           **Re:     Toron, Inc.**
>                    **Registration Statement on Form S-1**
>                    **Filed March 18, 2010**
>                    **File No. 333-165539**

Dear Mr. Vujovic:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that in your Calculation of Registration Fee chart and on your prospectus cover page you disclose the offering price per share as $.04. However, on page six, the Offering, you disclose your sales price as $.06 per share. Please revise your disclosure or advise.

2. Your disclosure indicates that you are a development stage company that intends to engage in the business of "providing internet domain names embodied as both products and services." We note that you have no operating history and no revenues since inception. We also note that some of your selling shareholders have been selling shareholders in other initial public offers in which the company abandoned its original business plan. For example, we note that at least two of your selling shareholders, Tijana Arnantovic and Sasa Mladjen, appear as selling shareholders in the 1933 Act registration statements filed by Som Resources Inc. Within one year after going public Som Resources Inc. abandoned its original business plan, changed its officers and directors, sold effective control of the company and changed its name to Century Petroleum. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

3. We note that Note 6 – Subsequent Events to your financials discloses that in February 2010 the company received proceeds "for the future issuance of 4,479,100 shares of common stock." Since the private placement transaction must be completed before you file a registration statement to resell those securities, please advise.

Prospectus cover page

4. Please advise readers that your auditor has expressed substantial doubt about your ability to continue as a going concern.

5. Please revise your disclosure to clarify that there is no assurance that your shares will be quoted on the OTC Bulletin Board. To be quoted, a market maker must file an application on your behalf in order to make a market for your common stock. Please also indicate that there is no guarantee that you will find a market maker to trade your securities. Please make this revision throughout your prospectus.

Prospectus Summary, page 5

6. Here and elsewhere in your prospectus, please ensure that you consistently characterize the status of your operations. For example, you state here that you are in "…the business of providing internet domain names…" as contrasted with the sentence in the preceding paragraph where you state that your company "…will be founded on its ability to provide internet domain names and related services,…" Considering you have no or little operations, please so state and consistently refer to the status of your intended operations in the future tense.

7.  You indicate in the second paragraph that you are a Nevada based company yet your executive offices are located in Toronto and your disclosure on page 21 states your current operations are in Canada.  Please revise.

8.  Please indicate that the acquisition from Danby Technologies is recorded as a complete impairment loss and discuss the reasons for that action.  Please also indicate in your business section the impact on your intended operations.

Risk Factors, page 7

9.  Please include a risk factor that addresses the risk of exchange rate fluctuations as a result of any fluctuation of the Canadian dollar and the impact this could have on your operations, if material.  Please advise.

We are a new business with a limited operating history and no revenues as of January31, 2010 and …, page 7

10. We note your indication that you are presently engaged in the marketing and sale of internet domain names.  This appears inconsistent with your disclosures elsewhere in your prospectus that you have not begun your operations.  Please revise or advise and update your information to the latest practicable date.

We have a history of loses and an accumulated deficit …, page 8

11. Please revise this discussion to quantify the amount of additional working capital you will need to implement your business model and how long such capital will suffice.

12. We note your sole director and officer is located in Toronto, Canada.  If applicable, in an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor's ability:

   •  to effect service of process within the United States against your non-U.S. resident officer and director;

   •  to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against the above referenced foreign person in the United States;

   •  to enforce in a Canadian court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign person; and

- to bring an original action in a Canadian court to enforce liabilities based upon the U.S. federal securities laws against the above foreign person.

Determination of Offering Price, page 11

13. We note your disclosure on how you determined the offer price. However, it is inconsistent with your disclosure on page six – Offering Price. Please revise.

Plan of Distribution, page 15

14. We note your disclosure that selling security holders may sell the securities "through the issuance of securities by issuers other than us, convertible into, exchangeable for, or payable in our shares." Please provide greater details on how selling security holders could employ this method to sell their securities and indicate whether any selling security holders have any arrangements to sell their securities in this manner.

Biographical Information, page 18

15. In accordance with of Item 401 of Regulation S-K, please provide the last 5 years of business experience for Ljubisa Vujovic.

Significant Employees and Consultants, page 18

16. Please revise to clearly state that your only employee or consultant, significant or otherwise is Mr. Vujovic.

Organization Within Last Five Years, page 21

17. Please expand your discussion to indicate whether the acquisition from Danby Technologies Corporation was an arms-length transaction. If not, please discuss the relationship including the manner in which the transaction evolved and how the purchase price was determined.

18. Please also indicate when the transfer of the domain names will be complete and indicate the reasons for the delay in view of the December 12, 2009 effective date.

Competition, page 23

19. Please revise your reference to not being well known since you have not commenced operations. Delete your last two sentences in the first paragraph.

20. Delete your reference to your management team and generally revise your prospectus to accurately describe your current status.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Plan of Operation, page 25

21. Please explain your plan of operation in greater detail.  For example, please explain how you intend to obtain domain names; from where and at what cost compared to the price that you will sell them to your customers.  Likewise explain in greater details the services you plan to provide.  We note your disclosure that you intend to be "providing internet domain names embodied as both products and services."  Explain in greater detail how you will provide these services in this manner.  In addition, we note that you expect to generate revenues from subscriptions for your products, product service fees and through customer support service charges and fees.  Please explain in greater detail how your business plan will generate revenues from each of these services in a manner so that an investor can understand your revenue model.  As a related matter, given that your only employee is working 20 hours a week, explain how you will provide these services. In this regard, please describe Mr. Vujovic's activities during the 20 hours per week.

Liquidity and Capital Resources, page 27

22. Please include a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. Please also include a reasonably detailed discussion of your ability to continue in existence as a going concern and your ability or inability to generate sufficient cash to support your operations during the next twelve months.

Transactions with Officers and Directors, page 28

23. Please revise your references to the last three completed fiscal years in view of your January 3, 2008 formation date.

Report of Independent Registered Public Accounting Firm, page F-2

24. The first paragraph of the auditor's report refers to "the period from January 3, 2008 (date of inception) through January 31, 2009."  However, your opinion refers to "the period from January 3, 2008 (date of inception) through January 31, 2010."  Please amend your filing to include a revised audit report that reconciles this discrepancy or tell us why the current report is appropriate.

Note 2- Significant Accounting Policies, page F-7

Impaired Asset Policy, page F-7

25. It is not clear what you mean when you say "when applicable" in the first sentence under this heading.  Please clarify.

Income Taxes, page F-8

26. Please disclose the amounts and expiration dates of operating losses for tax purposes.  See ASC 740-10-50-3.a.

Part II

Exhibits, page 34

27. Please file a copy of the subscription agreement between you and the selling shareholders as an exhibit.

Signatures

28. Please revise to also include the signature of your Principal Executive Officer.

Exhibit 5.1

29. In the last paragraph of your legal opinion, it is inappropriate for counsel to include the phrase "or the rules and regulations of the SEC promulgated thereunder or Item 509 of Regulation S-K."  Please revise.

***

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Ljubisa Vujovic
Toron, Inc.
April 15, 2010
Page 8

       You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

                                  Sincerely,


                                  H. Christopher Owings
                                  Assistant Director


cc:     Jill Arlene Robbins, Esq.